SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                     ______________________________________

                                  SCHEDULE TO/A

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 2)

                     ______________________________________

                                ACTEL CORPORATION
         (Name of Subject Company (issuer) and Filing Person (offeror))

                     ______________________________________

                OPTIONS TO PURCHASE COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                     ______________________________________

                                   004934 10 5
            (CUSIP Number of Class of Securities Underlying Options)

                     ______________________________________

                               DAVID L. VAN DE HEY
                 VICE PRESIDENT & GENERAL COUNSEL AND SECRETARY
                                ACTEL CORPORATION
                             955 EAST ARQUES AVENUE
                           SUNNYVALE, CALIFORNIA 94086
                                 (408) 739-1010
  (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                     ______________________________________

                                   COPIES TO:
                              HENRY P. MASSEY, JR.
                        WILSON SONSINI GOODRICH & ROSATI,
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                        PALO ALTO, CALIFORNIA 94304-1050
                                 (650) 493-9300

                     ______________________________________

                            Calculation of Filing Fee

================================================================================

Transaction valuation*                                    Amount of filing fee**
--------------------------------------------------------------------------------

    $84,288,200.00                                              $16,857.64

================================================================================

    * Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 5,523,898 shares of common stock of Actel Corporation having an aggregate value of $84,288,200.00 as of May 31, 2001, will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the estimated transaction value.


   **    Amount previous paid.


[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


         Amount Previously Paid:    Not Applicable
         Form or Registration No.:  Not Applicable
         Filing Party:              Not Applicable
         Date Filed:                Not Applicable

[ ]      Check  the  box  if  the   filing   relates   solely   to   preliminary
         communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ]      third-party tender offer subject to Rule 14d-1.

         [x]      issuer tender offer subject to Rule 13e-4.

         [ ]      going-private transaction subject to Rule 13e-3.

         [ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "SEC") on June 1, 2001, as amended by Amendment No. 1 filed with the SEC on June 20, 2001, relating to the offer by Actel Corporation to exchange options to purchase shares of its common stock, par value $.001 per share, held by certain employees for new options to purchase shares of its common stock at a per share exercise price equal to the fair market value of one share of its common stock on the date of grant upon the terms and subject to the conditions in the Offer to Exchange dated June 1, 2000, as amended by the Supplement to Offer to Exchange all Outstanding Options for New Options dated June 20, 2001.

Item 12.      EXHIBITS.

         Item 12 is hereby amended and restated as follows:

         (a)      (1)      Offer to Exchange all Outstanding Options for New
                           Options dated June 1, 2001.*

                  (2)      Election Form.*

                  (3) Memorandum from Barbara McArthur to U.S. Actel Employees dated June 1, 2001.*

                  (4)      Notice to Change Election from Accept to Reject.*

(5)      Form of Promise to Grant Stock Option(s).*

(6) Supplement to Offer to Exchange all Outstanding Options for New Options dated June 20, 2001.*

                  (7) Email from Barbara McArthur to Actel U.S. Employees dated June 25, 2001.

         (b)      Not applicable.

         (d)      (1)      Actel Corporation 1986 Incentive Stock Option Plan.*

                  (2) Actel Corporation 1986 Incentive Stock Option Plan Prospectus.*

                  (3)      Actel Corporation 1995 Employee and Consultant Stock
                           Plan.*

(4)      Actel Corporation 1995 Employee and Consultant Stock Plan Prospectus.*

(5)      Form of Actel Corporation Stock Option Agreement.*

         (g)      Not applicable.

         (h)      Not applicable.

*        Previously filed

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to the Schedule TO is true, complete, and correct.




                                                 ACTEL CORPORATION




Date: June 26, 2001                         /s/ DAVID L. VAN DE HEY
                                  ----------------------------------------------
                                                David L. Van De Hey
                                  Vice President & General Counsel and Secretary